Henkel

A Brand like a Friend

RECEIVED
2004 JUL 16 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04035544

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2004-07-13

SUPPL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release: "Henkel again wins Platinum Award for its Annual Report".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,

----- Weitergeleitet von Thomas-Gerd Kuehn/KGaA/HENKEL am 02.07.2004 17:52 -

Henkel A Brand like a Friend	VCmail 02.07.2004 13:33 Entscheidung erforderlich ? ☐ ja	An: Kopie: Thema:	 (Blindkopie: Thomas-Gerd Kuehn/I Press Release: "Award from the Le Communications Professionals, LA Platinum Award for its Annual Rep

Henkel

A Brand like a Friend

Information from Corporate Communicatic

Ladies and Gentlemen ,

Attached please find the press release "Award from the League of American Professionals, LACP - Henkel again wins Platinum Award for its Annual Rep distributed to the media.

With my very best regards,

Ernst Primosch

Press release

Award from the League of American Communications Profe

Henkel again wins Platinum Award Annual Report

In the competition for the world's best annual report, initiat American Communications Professionals (LACP), Henkel took a

"Consumer and Retail" category. In the overall ranking Henkel is also among the Top 50 of a total of 1,223 publications evaluated by the jury.

Düsseldorf/San Diego – As in the past two years, the League of American Communications Professionals (http://www.lacp.com) rated the Henkel Annual Report as the number one financial publication in the "Consumer and Retail" category. The LACP evaluated a total of 1,223 annual reports. The judges awarded Henkel the maximum 10 points to two of the evaluation criteria, Report Narrative and Creativity. The other evaluation criteria, namely Report Cover, Letter to Shareholders, Report Financials, Message Clarity and Information Accessibility, each scored 9 out of 10 points. First Impression gained 29 out of 30 points.

"This again very good placing is a great success and shows that in addition to our brands and branded technologies also our publications meet the highest quality standards", states Ernst Primosch, Vice President Corporate Communications of the Henkel Group. „This award spurs our ambition to produce another first-class annual report next year."

"Henkel - A Brand like a Friend". Henkel is a leader with brands and branded technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and branded technologies from Henkel.

July 2, 2004

Henkel Group
Corporate Communications

Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-9208

Lars Witteck
Tel.: +49-211-797-2606
Fax: +49-211-798-9208

press@henkel.com

A photo of the 2003 Annual Report 2003 and the full report are available at **press.henkel.com**

The Online-Annual Report is available at **financialreports.henkel.com**

Pressemitteilung

We distributed this information to MC 1 - 3 world